Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-272755

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 16, 2023

New Issue	November 21, 2024

ENDEAVOUR SILVER CORP.

U.S.$72,795,000

15,825,000 Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of 15,825,000 common shares (each, an “Offered Share”) of Endeavour Silver Corp. (“Endeavour” or the “Company”) at a price of U.S.$4.60 per Offered Share (the “Offering Price”). The Offered Shares will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 21, 2024 among Endeavour and BMO Nesbitt Burns Inc. (the “Lead Underwriter”), and CIBC World Markets Inc., TD Securities Inc., Ventum Financial Corp. and H.C. Wainwright & Co., LLC (collectively, with the Lead Underwriter, the “Underwriters”). The Offering Price was determined in the context of the market by negotiation between Endeavour and the Lead Underwriter. See “Plan of Distribution”. The Offered Shares will be offered in Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S. broker dealer affiliates or agents. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), supplementing the base prospectus that forms a part of the Company’s registration statement (the “Registration Statement”) on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”. H.C. Wainwright & Co., LLC is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, H.C. Wainwright & Co., LLC may only offer Offered Shares in the United States.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EDR” and on the New York Stock Exchange (“NYSE”) under the symbol “EXK”. On November 20, 2024, the closing trading price of the Common Shares on the TSX was Cdn.$6.28 per Common Share and the closing trading price of the Common Shares on the NYSE was U.S.$4.50 per Common Share. The Company will apply to list the Offered Shares and Over-Allotment Shares (as defined below) on the TSX and the NYSE. The TSX has not conditionally approved and NYSE has not authorized the Company’s listing applications and there is no assurance that the TSX or NYSE will approve or authorize, as applicable, the listing applications. Listing will be subject to Endeavour fulfilling all of the listing requirements of the TSX and the NYSE.

The net proceeds from the Offering will be used by the Company to advance exploration and development of the Pitarrilla Project and for the Company’s general working capital. See “Use of Proceeds”.

Price: U.S.$4.60 per Offered Share

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	U.S.$4.60	U.S.$ 0.23	U.S.$ 4.37
Total(3)	U.S.$72,795,000	U.S.$ 3,639,750	U.S.$ 69,155,250

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee of U.S.$3,639,750 (the “Underwriters’ Fee”), representing 5% of the aggregate gross proceeds of the Offering, assuming no exercise of the Over-Allotment Option (as defined below). See “Plan of Distribution” for a description of compensation payable to the Underwriters.
(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, which are estimated to be U.S.$470,000 and which will be paid from the proceeds of the Offering.
(3)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to acquire up to 1,582,500 additional Common Shares (the “Over-Allotment Shares”) at a price of U.S.$4.60 per Over-Allotment Share. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the Closing Date (as defined below). In this Prospectus Supplement, unless otherwise specified, the term “Offered Shares” includes the Over-Allotment Shares. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be U.S.$ 80,074,500, U.S.$ 4,003,725 and U.S.$76,070,775 respectively. A purchaser who acquires any Over-Allotment Shares issued pursuant to the exercise of the Over-Allotment Option acquires those securities under this Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, together with the accompanying Prospectus, qualifies the grant of the Over-Allotment Option and the issuance of Over-Allotment Shares issuable upon any exercise of the Over-Allotment Option. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Koffman Kalef LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to U.S. legal matters and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.

The Underwriters directly, or indirectly through their broker-dealer, affiliates or agents, propose to initially offer the Offered Shares at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

The following table sets forth the number of Common Shares issuable under the Over-Allotment Option.

Underwriters’ Position	Maximum Number of Securities	Exercise Period	Purchase or Exercise Price
Over-Allotment Option	1,582,500 Common Shares	Up to 30 days after the Closing Date	U.S.$4.60 per Over-Allotment Share

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about November 27, 2024, or such other date as may be agreed upon by the Company and the Lead Underwriter (the “Closing Date”).

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. See “Statutory Rights of Withdrawal and Rescission”.

Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS Clearing and Depositary Services Inc. (“CDS”), or its nominee, will be made electronically through the non-certificated inventory (“NCI”) system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Company expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date. See “Plan of Distribution”.

The purchase of Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. See “Risk Factors” in the Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system (“MJDS”) adopted by the United States and Canada to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, that some or all of the experts named in the Registration Statement may be residents of Canada, and that a substantial portion of the Company’s assets and the assets of the officers and directors of the Company are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company is neither a “connected issuer” nor a “related issuer” of the Underwriters as defined in National Instrument 33-105 — Underwriting Conflicts.

The Company’s head office is located at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and on the other information included in the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada (other than Québec), that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See “Documents Incorporated by Reference”.

The address of the Company’s website is www.edrsilver.com. Information contained on the Company’s website does not form part of this Prospectus Supplement nor is it incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized any person to provide different information.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Endeavour”, the “Company”, “we”, “us” and “our” refer to Endeavour Silver Corp. and include each of its subsidiaries as the context requires.

Currency Presentation and Exchange Rate Information

Unless stated otherwise or as the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in the AIF (as defined under “Documents Incorporated by Reference”) and the Company’s financial statements and related management’s discussion and analysis that are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in United States dollars.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2023, December 31, 2022 and December 31, 2021, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2023 (Cdn.$)	Year ended December 31, 2022 (Cdn.$)	Year ended December 31, 2021 (Cdn.$)
High	1.3875	1.3856	1.2942
Low	1.3128	1.2451	1.2040
Average	1.3497	1.3011	1.2535
Closing	1.3226	1.3544	1.2678

On November 20, 2024, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.1.3993.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation. Please see “Cautionary Note Regarding Forward-Looking Statements” in the accompanying Prospectus which identifies forward-looking statements and sets out the assumptions upon which they are based and the risk factors to which they are subject. See also “Risk Factors” in the Prospectus, this Prospectus Supplement, and the documents incorporated by reference therein and herein.

This Prospectus Supplement contains “forward-looking statements” which include but are not limited to statements regarding the timing, financing and completion of the Terronera Project; future plans and objectives of the Company for the Pitarrilla Project; anticipated costs, timing for the fabrication and replacement of the trunnion at Guanacevi and the restart of the primary ball mill; anticipated use of proceeds; the proposed Closing Date; the completion of the Offering, including the satisfaction and timing of the receipt of all required regulatory approvals, including approval of the TSX and NYSE, among other conditions; and future events and conditions that are not historical facts.

These additional forward-looking statements are based on assumptions management believes to be reasonable including, but not limited to, Terronera’s forecasted mine economics as of 2024; the ability to complete repairs at the Guanacevi mill in a timely manner; the reliability of mineral resource estimates; the continuation of exploration and mining operations; no material adverse change in the market price of commodities; and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in these forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that these additional forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on these forward-looking statements or information.

These forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include but are not limited to the timing of, and ability to obtain, regulatory approvals; the ongoing effects of inflation and supply chain issues on mine economics; the ability to complete repairs at the Guanacevi mill in a timely manner; changes in production and costs guidance; the availability of alternative processing methods; the Company’s ability to continue to comply with the terms of the Debt Facility (as defined below); national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; the availability of funds; the financial position of the Company; timing and content of work programs; results of exploration activities and development of mineral properties; the calculation and reliability of mineral resource estimates; the receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses; currency fluctuations; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits. See also “Risk Factors” in the Prospectus, this Prospectus Supplement, and the documents incorporated by reference therein and herein.

Although these forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by applicable law. Endeavour cannot be certain that actual results will be consistent with such forward-looking information.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the accompanying Prospectus and the documents incorporated by reference therein which identify additional forward-looking statements and set out the assumptions upon which they are based and the risk factors to which they are subject.

Cautionary Note to United States Investors

The Company is permitted under the MJDS to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. The Company prepares its annual financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB, and the Company’s interim financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral reserves and resources of the projects in which it has an interest according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As an issuer that prepares and files its reports with the SEC pursuant to MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or may differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

SCIENTIFIC AND TECHNICAL INFORMATION

Except as otherwise disclosed herein, scientific and technical information relating to the Pitarrilla Project (as described under “Recent Developments” below) has been reviewed and approved by Dale Mah, P.Geo., Vice President Corporate Development of the Company, a “qualified person” within the meaning of NI 43-101.

Documents Incorporated by Reference

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1.	annual information form of the Company dated March 8, 2024 for the year ended December 31, 2023 (the “AIF”), filed March 11, 2024;

2.	audited annual consolidated financial statements of the Company for the years ended December 31, 2023 and December 31, 2022 and the report of independent registered public accounting firm thereon dated March 8, 2024, and filed March 11, 2024;

3.	management’s discussion and analysis of the Company for the year ended December 31, 2023, filed March 11, 2024 (the “Annual MD&A”);

4.	condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2024, filed November 5, 2024;

5.	managements discussion and analysis of the Company for the three and nine months ended September 30, 2024, filed November 5, 2024 (the “Interim MD&A”)

6.	information circular dated April 4, 2024 with respect to the Company’s annual general meeting of shareholders held on May 28, 2024, filed April 17, 2024;

7.	material change report of the Company dated and filed November 21, 2024 with respect to the Offering; and

8.	template version of the marketing materials for the Offering dated November 20, 2024.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement, and before the termination of the distribution under the Offering, are also deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not deemed to be included or incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Endeavour at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5, telephone: (604) 685-9775, and are also available electronically at www.sedarplus.ca and www.sec.gov.

Documents Filed As Part of the Registration Statement

In addition to the documents specified in this Prospectus Supplement under “Documents Incorporated by Reference”, the Underwriting Agreement described in this Prospectus Supplement and the consents of legal counsel, KPMG LLP and the experts referred to and listed under “Interests of Experts” in the AIF and in this Prospectus Supplement have been or will be filed with the SEC and do or will when filed form a part of the Registration Statement of which this Prospectus Supplement forms a part.

Prospectus Supplement Summary

This summary highlights certain information about the Company, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and this Offering, the Company encourages you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

Overview

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico, Chile and the USA. The Company has two producing silver-gold mines in Mexico: the Guanaceví Mine in Durango acquired in 2004 and the Bolañitos Mine in Guanajuato acquired in 2007. In addition to operating these two mines, the Company is advancing one development and two advanced exploration projects in Mexico: the Terronera property in Jalisco acquired in 2010 that is in the construction and development stage, the prospective Pitarrilla property in Durango acquired in 2022 and the Parral properties in Chihuahua acquired in 2016.

The Company has exploration projects in Chile that have been advanced over the past several years and in 2021, the Company acquired the Bruner Property, located in Nye County, Nevada, USA which is an exploration project that includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the AIF and the materials incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. See “Documents Incorporated by Reference”.

The Offering

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Offered Shares	15,825,000 Offered Shares at U.S.$4.60 per Offered Share with an aggregate offering price of U.S.$72,795,000.

Over-Allotment Option	The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to 1,582,500 Over-Allotment Shares at the Offering Price.

Use of proceeds	The Company expects to receive U.S.$.68,685,250 in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering of U.S.$4,109,750. If the Over-Allotment Option is exercised in full, the Company expects to receive U.S.$75,600,775 in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering. The Company intends to use the net proceeds from the Offering to advance exploration and development activities at the Pitarrilla Project and for the Company’s working capital. See “Use of Proceeds”.

Risk factors	See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax considerations	Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their own tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “EDR” and the NYSE under the symbol “EXK”.

Common Shares outstanding as at the date hereof	246,486,463

Common Shares to be outstanding upon Closing of the Offering	262,311,463 Common Shares. If the Over-Allotment Option is exercised in full, 263,893,963 Common Shares will be outstanding upon closing of the Offering.

Recent Developments

Terronera Project Construction Update

During 2024, the Company continued progress on construction and development activities at the Terronera Project. As of September 30, 2024, site works and activities to date have included, but are not limited to:

•	Safety: Health and safety for operational readiness is underway. The mine rescue equipment arrived, and team members are being recruited and trained. Two refuge stations were installed.
•	Community Relations: Local community support continues to be a priority. In Q3, the Company supported a series of local initiatives and investments such as: a municipal cooperative agreement; inauguration of an early-childhood development center; scholarships for university students in Santiago de Pinos; municipal road maintenance; workshops for business entrepreneurship for local residents; environmental education program for primary schools; community tree donation; and summer community workshops for children and youth.
•	Progress: Overall project progress (mine development and surface construction) reached 77% completion, with more than $258 million of the project's budget spent to date. Project commitments total $270 million, 99% of the $271 million capital budget (project commitments include total project expenditures).
•	Mine Development – Over 3,300 metres were developed underground for a project total of 5,544 metres. Furthermore:
o	Underground explosive magazines were completed and the explosive use permit application was submitted for approval, which is anticipated in Q4 2024.
o	Terronera main sump and pump station excavation and support were completed.
o	Development was nearly complete for the test stope that will be used to verify stope design criteria including opening span widths, length and height as well as establishing longhole drilling, blasting and backfill procedures.
o	Development ore was stockpiled on surface.
o	Slashing of an existing portal commenced for access to mine the high-gold grade La Luz vein.
•	Upper Plant Platform Site – Mill and surface infrastructure construction was 90% complete and continues to transition to operations. Concrete work and structural steel erection are 100% complete.
o	Primary Crusher – Primary jaw crusher was commissioned with rock crushed in August, marking a major project milestone.
o	Coarse Ore Stockpile and Reclaim ("COS") Tunnel – Reached 100% completion and pre-commissioning tests commenced.
o	Grinding and Thickening – Piping, mechanical, electrical, and instrumentation are expected to be completed in October.
o	Flotation – Compressor pressure vessel and air dryer systems were installed with piping connections in progress. Flotation equipment, including blowers, instrument, and valve installations are ongoing and scheduled for Q4 completion.
o	Raw and Process Water Tanks – Steel rings are in place and welding was over 90% complete. Inlet, outlet and access port installations, final weld testing, sand blast/mechanical cleaning, and painting are scheduled for completion in Q4.
•	Lower Facilities Platform and Tailing Storage Facility (“TSF”) – Lower Platform area was nearly 30% complete. Focus has been on completing the last section of the tailing filter bearing wall prior to starting the filter support deck; the first structural steel columns and beams were erected for the Concentration Filter building and equipment mechanical structures.
o	Main Embankment TSF – Excavation for the main embankment key trench was 100% complete, the secondary key was at 40% complete, and underdrain piping placement has been completed.
o	Tailing Filtration Area – More than 75% of the floor slab and 100% of the filter bearing wall for the tailing filter building has been poured. The tailing filters, which are stored at the Puerto Vallarta warehouse, are schedule to be transported to site for Q4 2024 installation.

o	Concentrate Filter Area – More than 80% of the floor slab and 75% of the pipe rack and equipment foundations in the concentrate filter area has been poured, and tank foundations and equipment pedestals were nearly complete.

•	Auxiliary Buildings – Laboratory and Plant Maintenance buildings reached 40% of completion.

o	Laboratory Building – Majority of the sheathing and insulation have been installed and steel studs are in place. Sheetrock and compressor and dryer installations are in progress.

o	Plant Maintenance Building – Structural steel installation started in late September.

•	Procurement –The project team continues to expedite pending arrivals. Procurement was 99% complete.

•	Onsite Personnel – At the end of Q3, the workforce increased to over 250 Company employees and over 800 contract workers, with the total number expected to decrease in Q4 2024 as commissioning begins.

Debt Facility

On October 10, 2023, the Company executed a U.S.$120 million debt facility (the “Debt Facility”) to finance construction of the Terronera project. On April 9, 2024, the Company made the first drawdown of the Debt Facility of U.S.$60 million. On July 15, 2024 and August 26, 2024 the Company further drew U.S.$15 million and U.S.$10 million, respectively. On October 7, 2024, the Company made the final drawdown of U.S.$35 million.

Guanacevi Mine

On August 12, 2024, the Company announced that, the trunnion on the primary ball mill at the Guanacevi mill failed and resulted in the immediate suspension of processing material at the Guanacevi mill. The Company completed temporary modifications within the plant to repurpose one of the regrind mills as the primary ball mill, which permitted the resumption of mining operations at a reduced rate (565 tonnes per day (tpd) down from production capacity of 1,200 tpd). Initial quotes for the trunnion fabrication and installation have been obtained with an estimated fabrication cost of U.S.$0.5 million. The timeline for fabrication and installation remains on schedule for December 2024.

Pitarrilla Project

Since acquiring the Pitarrilla project in July 2022, Endeavour has re-logged and re-interpreted historic drill core to further understand the geology and mineralization controls of the deposit. Specifically, primary focus has been to identify and define numerous high grade feeder structures that are interpreted to be the source of the silver, lead and zinc sulphide mineralization.

The Company has fortified an existing underground ramp and extended the ramp over 1.3 kilometres developing through the projected feeder structures and developing crosscuts for drill stations to further interpret and test the high-grade zones and its feeder structures with core drilling at various angles. This work confirmed management’s interpretation and identified at least five structures that extend through the manto. During development of the ramp, additional significantly mineralized structures were also identified. Further work and interpretation are required to understand the significance and extent of these additional structures.

Since August, the Company completed nine diamond drill holes, six from surface and three from underground drill stations. The three holes from underground were targeted to intersect the manto and multiple veins, while the holes drilled from surface were directed to intersect the Casas Blancas vein. All holes successfully intersected the targeted mineralization, supporting managements geological interpretation and potential of underground bulk tonnage mining.

The Company have retained engineering consultants to commence preliminary study and design of the tailing storage facility, mine design, hydrology, rock mechanics, mine backfill including a comprehensive review of historical metallurgical test work. These studies are an integral part of advancing the project to the development stage and will form the basis of an economic study by the end of 2025.

Consolidated Capitalization

Other than as outlined under “Prior Sales,” there has been no material change in the share and loan capital of the Company, on a consolidated basis, since September 30, 2024 (the period end of the most recent financial statements of the Company filed and incorporated by reference in this Prospectus Supplement). As of the date of this Prospectus Supplement, there were 246,486,463 Common Shares issued and outstanding, as well as 5,129,179 Common Shares reserved for issuance pursuant to outstanding stock options, deferred share units and performance share units.

The following table shows the effect of the Offering on the issued share capital of the Company. The following table should be read in conjunction with the Company’s most recently filed financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus:

Designation of security	Outstanding as at September 30, 2024(1)	Outstanding as at September 30, 2024 after completion of the Offering(1)	Outstanding as at September 30, 2024 after completion of the Offering and assuming exercise of the Over-Allotment Option(1)
Common Shares (Authorized: unlimited)(2)	246,486,463 Shares	262,311,463 shares	263,893,963 shares

(1)	Includes a total of 457,400 Common Shares issued upon exercise of stock options during the period from October 1, 2024 to the date hereof.
(2)	As at the date hereof, there are outstanding options to purchase an aggregate of 3,193,891 Common Shares at a weighted average exercise price of $4.13 per Common Share. In addition, as at the date hereof, there are 1,179,000 outstanding performance share units.

Use of Proceeds

Assuming that there is no exercise of the Over-Allotment Option, the Company expects to receive U.S.$68,685,250 in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering of U.S.$4,109,750.

If the Over-Allotment Option is exercised in full, the Company expects to receive U.S.$75,600,775 in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering. Any proceeds from the exercise of the Over-Allotment Option will be added to unallocated working capital and applied in such amounts as may be determined by management of the Company for general working capital purposes.

The Company currently intends to use the net proceeds of the Offering (after deducting the Underwriters’ Fee and estimated expenses of the Offering of U.S.$68,685,250 as set out in the following table:

Principal Purpose	Amount (in thousands of U.S.$)
To advance the exploration, evaluation and development of the Pitarrilla Project as follows:
• Drilling	$15,000
• Engineering Studies & Design	$12,000
• Mobile Equipment	$12,000
• Mine Development	$7,000
• Milling Equipment	$6,000
• Infrastructure, permitting and other	$13,000
General working capital	$3,685
Total	$68,685

Although the Company intends to use the net proceeds from the Offering as described above, the actual allocation of the net proceeds may vary from that described above, depending on future developments in the Company’s mineral properties or unforeseen events. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

The Company’s primary business objective over the next twelve months that the Company intends to meet with the use of net proceeds is to advance the exploration and development of the Pitarrilla project to further the Company’s goal of being a senior silver producer.

Plan of Distribution

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Company and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Company against delivery of such Offered Shares.

Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriters’ Fee, the number of Offered Shares listed next to its name in the following table:

Number of Offered Shares
BMO Nesbitt Burns Inc.	7,912,500
CIBC World Markets Inc.	2,373,750
TD Securities Inc.	2,373,750
Ventum Financial Corp.	2,373,750
H.C. Wainwright & Co., LLC	791,250

The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Over-Allotment Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

The Offering is being made concurrently in all the provinces of Canada, except Québec, and in the United States pursuant to MJDS. Offers may also be made on a private placement basis where permitted by applicable law. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. H.C. Wainwright & Co., LLC is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, H.C. Wainwright & Co., LLC may only offer Offered Shares in the United States. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Offering Price of the Offered Shares for all investors will be payable in U.S. dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Company by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS or its nominee will be made electronically through the NCI system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The Company expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, expected to be on or about November 27, 2024, which is longer than a T+1 settlement cycle. Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle within one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Over-Allotment Option

The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to an additional 10% of the aggregate number of Offered Shares issued pursuant to the Underwriting Agreement at the Offering Price, to cover over-allotments, if any. A purchaser who acquires any Over-Allotment Shares issued pursuant to the exercise of the Over-Allotment Option acquires those securities under this Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, together with the accompanying Prospectus, qualifies the grant of the Over-Allotment Option and the issuance of Over-Allotment Shares issuable upon any exercise of the Over-Allotment Option.

Underwriters’ Fee and Offering Expenses

The Company has agreed to pay a cash fee to the Underwriters in the amount equal to 5% of the gross proceeds of the sale of the Offered Shares (U.S.$0.23 per Offered Share sold), including gross proceeds realized on the sale of Over-Allotment Shares issuable upon exercise of the Over-Allotment Option, if any. The Company has also agreed to reimburse the Underwriters for the actual and accountable out-of-pocket expenses of the Underwriters and actual and accountable reasonable fees and disbursements of the Underwriters’ U.S. legal counsel (up to a maximum of U.S.$125,000) and Canadian legal counsel (up to a maximum of Cdn.$100,000). The Company estimates that the total expenses of the Offering payable by the Company, but not including the Underwriters’ Fee, will be approximately U.S.$470,000.

The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

Price Stabilization and Short Positions

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

Pursuant to rules and policy statements of certain Canadian provincial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may carry out these transactions on the TSX and NYSE, in the over-the-counter market or otherwise.

If the Underwriters create a short position in the Common Shares in connection with the Offering, that is, if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Indemnity and Contribution

The Company has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

Restrictions on Securities Issuances and Sales

The Company has agreed in favour of the Underwriters that, during the period ending 90 days following the Closing Date, it will, not, without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld or delayed, directly or indirectly issue, negotiate, announce or agree to sell or issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, other than issuances (i) as contemplated in the Underwriting Agreement; (ii) upon the conversion, exchange or exercise of convertible or exchangeable securities or the exercise of warrants or options outstanding as of the date of the Underwriting Agreement; or (iii) an issuance of options or securities in connection with any property and/or corporate acquisitions approved by the TSX and NYSE.

The Company has also agreed to use commercially reasonable efforts to cause each of the directors and senior officers of the Company to enter into a lock-up agreement, in form and substance satisfactory to the Lead Underwriter, evidencing agreement to not, without the consent of the Lead Underwriter (which consent shall not be unreasonably withheld or delayed) offer, sell or resell (or announce any intention to do so) any securities of the Company held or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than in connection with (i) a third party take-over bid made to all holders of Common Shares or a similar acquisition of all of the Common Shares; (ii) the exercise of convertible securities provided that any underlying securities issued on such exercise remains subject to terms and condition of such lock-up agreement; (iii) and gifts and transfers by will or intestacy, transfers to partners, affiliates, associates or immediate family of the director or senior officer of the Company, or transfers to a trust or RRSP (as defined herein), subject to certain conditions.

Stock Exchange Listing

The Common Shares are listed on the TSX and the NYSE. The Company will apply to list the Offered Shares and Over-Allotment Shares on the TSX and the NYSE. The TSX has not conditionally approved and NYSE has not authorized the Company’s listing applications and there is no assurance that the TSX or NYSE will approve or authorize, as applicable, the listing applications. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE.

Electronic Distribution

This Prospectus Supplement and accompanying prospectus in electronic format may be made available on the website maintained by the Underwriters or their U.S. affiliates participating in the Offering. The Underwriters and their U.S. affiliates may agree to allocate a number of Offered Shares for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the accompanying prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the registration statement of which this prospectus supplement forms a part, has not been approved or endorsed by the Company or the Underwriters in their capacity as underwriters, and should not be relied upon by investors.

Description of Securities Being Distributed

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value. As at November 20, 2024, there are 246,486,463 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Prior Sales

During the 12 months prior to the date of this Prospectus Supplement, the Company issued Common Shares pursuant to an “at-the-market” facility, as follows, pursuant to which the Company had the ability, at its sole discretion, to sell, from time to time, Common Shares on the NYSE at prevailing market prices:

•	Under a sales agreement dated December 18, 2023 with BMO Capital Markets Corp. (the lead agent), TD Securities (USA) LLC, CIBC World Markets Inc., Raymond James (USA) Ltd., B. Riley Securities, Inc., H.C. Wainwright & Co., LLC, A.G.P./Alliance Global Partners and Stifel Nicolaus Canada Inc., the Company had the ability to sell Common Shares having an aggregate offering value of up to U.S.$60 million (the “2023 ATM Facility”). The Company sold under the 2023 ATM Facility a total of 29,852,592 Common Shares at prices ranging from U.S.$2.12 to U.S.$3.72 per share (with the volume weighted average price being U.S.$2.01 per share) for gross proceeds of U.S$59,901,840. Sales under the 2023 ATM Facility have been suspended until 90 days following closing of the Offering.

The following table sets out details of additional Common Shares issued by the Company during the 12 months prior to the date of this Prospectus Supplement.

Date	Number of Common Shares	Price per Common Share (Cdn.$)	Reason for issuance
April 10, 2024	4,000	2.89	Stock option exercise
May 9, 2024	343,000	2.14	Stock option exercise
May 10, 2024	10,000	2.14	Stock option exercise
May 10, 2024	12,000	2.89	Stock option exercise
May 10, 2024	10,000	2.89	Stock option exercise
May 15, 2024	6,000	2.89	Stock option exercise
May 15, 2024	6,000	4.12	Stock option exercise
May 17, 2024	10,000	2.89	Stock option exercise
May 17, 2024	7,000	2.89	Stock option exercise
May 17, 2024	15,000	4.12	Stock option exercise
May 17, 2024	49,200	2.14	Stock option exercise
May 17, 2024	22,200	2.89	Stock option exercise
May 17, 2024	41,400	4.12	Stock option exercise
May 17, 2024	18,000	4.12	Stock option exercise
May 21, 2024	10,000	2.89	Stock option exercise
May 21, 2024	18,000	4.12	Stock option exercise
May 21, 2024	18,000	4.12	Stock option exercise
May 23, 2024	5,100	2.89	Stock option exercise
May 24, 2024	2,900	2.89	Stock option exercise
May 27, 2024	14,400	4.12	Stock option exercise
May 28, 2024	25,800	2.89	Stock option exercise
May 28, 2024	35,200	4.08	Stock option exercise
May 29, 2024	2,000	2.89	Stock option exercise
May 29, 2024	49,200	2.14	Stock option exercise
May 29, 2024	46,400	4.12	Stock option exercise
May 29, 2024	15,000	2.89	Stock option exercise
May 29, 2024	68,500	2.14	Stock option exercise
May 29, 2024	73,200	2.14	Stock option exercise
May 29, 2024	10,000	2.89	Stock option exercise
May 31, 2024	10,000	2.89	Stock option exercise
May 31, 2024	4,000	2.14	Stock option exercise
June 4, 2024	2,000	2.89	Stock option exercise
June 4, 2024	1,400	4.12	Stock option exercise

Date	Number of Common Shares	Price per Common Share (Cdn.$)	Reason for issuance
June 10, 2024	51,850	2.14	Stock option exercise
June 10, 2024	14,200	2.89	Stock option exercise
June 10, 2024	26,400	4.12	Stock option exercise
June 20, 2024	1,000	2.89	Stock option exercise
June 20, 2024	4,200	4.12	Stock option exercise
June 20, 2024	16,650	2.14	Stock option exercise
July 9, 2024	10,000	2.89	Stock option exercise
July 10, 2024	7,000	2.89	Stock option exercise
July 10, 2024	4,800	4.12	Stock option exercise
July 11, 2024	2,800	4.12	Stock option exercise
July 11, 2024	1,000	2.89	Stock option exercise
July 11, 2024	30,000	2.89	Stock option exercise
July 11, 2024	23,200	4.12	Stock option exercise
July 12, 2024	39,000	2.14	Stock option exercise
July 12, 2024	8,000	2.89	Stock option exercise
July 15, 2024	10,000	2.89	Stock option exercise
July 15, 2024	17,600	4.08	Stock option exercise
September 16, 2024	10,000	2.89	Stock option exercise
October 4, 2024	1,400	4.12	Stock option exercise
October 4, 2024	2,000	2.89	Stock option exercise
October 4, 2024	3,000	4.12	Stock option exercise
October 4, 2024	4,000	2.89	Stock option exercise
October 10, 2024	10,000	2.89	Stock option exercise
October 10, 2024	10,000	2.89	Stock option exercise
October 10, 2024	7,000	2.89	Stock option exercise
October 10, 2024	3,000	4.12	Stock option exercise
October 11, 2024	6,000	2.89	Stock option exercise
October 11, 2024	3,000	4.12	Stock option exercise
October 11, 2024	6,000	4.12	Stock option exercise
October 11, 2024	3,600	4.12	Stock option exercise
October 11, 2024	6,000	2.89	Stock option exercise
October 16, 2024	1,000	2.89	Stock option exercise
October 16, 2024	4,000	4.12	Stock option exercise
October 18, 2024	3,000	4.12	Stock option exercise
October 18, 2024	4,000	2.89	Stock option exercise
November 7, 2024	60,000	5.6	Stock option exercise
November 7, 2024	100,000	6.24	Stock option exercise
November 7, 2024	84,000	4.12	Stock option exercise
November 7, 2024	41,200	2.89	Stock option exercise
November 8, 2024	25,800	2.89	Stock option exercise
November 8, 2024	10,000	2.89	Stock option exercise
November 8, 2024	34,800	2.89	Stock option exercise
November 13, 2024	6,000	2.89	Stock option exercise
November 13, 2024	3,000	4.12	Stock option exercise
November 15, 2024	5,000	2.89	Stock option exercise
November 15, 2024	7,000	2.89	Stock option exercise
November 15, 2024	3,600	4.12	Stock option exercise

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus Supplement.

Date	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion		Exercise or conversion price per Common Share (Cdn.$)
March 13, 2024	Stock options	1,945,000		$2.89
March 13, 2024	Performance share units	635,000	(1)	-
March 13, 2024	Deferred share units	200,000	(2)	-
March 31, 2024	Deferred share units	7,858		-
May 28, 2024	Stock options	24,000		$5.43
May 31, 2024	Deferred share units	13,040		-
June 30, 2024	Deferred share units	4,940		-
August 2, 2024	Stock options	25,000		$4.63
September 30, 2024	Deferred share units	4,372		-

(1)	Under the Company’s Equity-Based Share Unit Plan, vested performance share units (“PSUs”) are redeemable, at the election of the Board of Directors of the Company in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date, or a combination of cash and Common Shares. The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company’s total shareholder return at the end of a three-year period relative to the Company’s total shareholder return peer group.
(2)	Under the Company’s Equity-Based Share Unit Plan, vested deferred share units (“DSUs”) are payable at the participants termination of office and are redeemable are Common shares of the Company, a cash payment representing such or a combination at the election of the Board of Directors of the Company in its discretion.

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”.

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated as reported by the TSX.

Month	High (Cdn.$)	Low (Cdn.$)	Volume
November 2023	3.14	2.53	9,204,358
December 2023	3.06	2.57	11,169,336
January 2024	2.685	2.04	8,030,384
February 2024	2.25	1.94	11,841,535
March 2024	3.30	1.94	15,462,674
April 2024	4.285	3.26	23,162,902
May 2024	5.73	3.58	26,712,539
June 2024	5.50	4.69	11,185,353
July 2024	6.87	4.73	13,327,902
August 2024	5.97	3.38	18,221,207
September 2024	5.82	3.74	15,807,316
October 2024	7.88	5.28	18,403,300
November 2024 (to November 20)	7.20	5.89	11,425,648

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated as reported by the NYSE. The data includes Common Shares sold through certain quotation systems in the United States.

Month	High (U.S.$)	Low (U.S.$)	Volume
November 2023	2.31	1.83	76,587,500
December 2023	2.26	1.90	107,064,000
January 2024	2.02	1.51	72,084,600
February 2024	1.68	1.42	60,817,300
March 2024	2.44	1.43	132,512,500
April 2024	3.12	2.40	156,762,100
May 2024	4.20	2.62	148,049,600
June 2024	4.04	3.41	108,607,200
July 2024	5.02	3.44	111,633,600
August 2024	4.32	2.46	119,477,700
September 2024	4.32	2.76	111,402,800
October 2024	5.67	3.90	129,723,100
November 2024 (to November 20)	5.20	4.22	100,256,382

Risk Factors

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of Endeavour’s business and the present stage of exploration and development of the Company’s mineral properties. The following risk factors, as well as risks currently unknown to Endeavour, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Offered Shares to lose part or all of their investment. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. Prospective investors should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, including the risk factors identified in the AIF, the Annual MD&A and the Interim MD&A (as well as any future such documents incorporated by reference herein) in evaluating Endeavour and its business before making an investment in the Offered Shares.

Risks relating to the Company

Debt Facility

The terms of the Debt Facility require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. A failure to comply with these covenants and ratios would likely result in an event of default under the Debt Facility and would allow the lenders to require the immediate repayment of all amounts outstanding under the Debt Facility and all security granted under the Debt Facility would become immediately enforceable. This could adversely affect the Terronera Project, the Company’s operations and financial condition, as well as the market price of the Company’s securities.

Trunnion Failure at Guanacevi Mine Project

The trunnion failure on the primary ball mill at the Guanacevi mill resulted in the immediate suspension of processing material at the Guanacevi mill. The Company completed temporary modifications within the plant to repurpose one of the regrind mills as the primary ball mill, which permitted the resumption of mining operations at a reduced rate. There is no certainty that the Company will be able to complete the trunnion repairs at the Guanacevi mine in a timely manner. There is also a risk that the repurposed grind mill will not be able continue to function as the primary ball mill or that the plant will continue to operate at the current reduced capacity. Any delay in repairing the trunnion or malfunction of the repurposed regrind mill will have a material adverse impact on the Company’s operations and financial condition, as well as the market price of the Company’s securities.

Risks relating to the Common Shares and the Offering

Endeavour will have broad discretion in the use of the net proceeds of the Offering and may use them in ways other than as described herein

Endeavour will have broad discretion over the use of the net proceeds from the Offering (including on any exercise of the Over-Allotment Option) as described under “Use of Proceeds”. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from the Company’s planned use from that described under “Use of Proceeds” if determined to be in Endeavour’s best interests to do so. You may not agree with how Endeavour allocates or spends the net proceeds from the Offering. Endeavour may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Company’s securities, including the market value of the Common Shares, and may increase the Company’s losses. See “Use of Proceeds”.

Conditions to the Offering may not be Satisfied

The closing of the Offering is subject to the satisfaction of certain closing conditions. There can be no assurance that such conditions will be met.

Future sales or issuances of equity or equity-linked securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce the Company’s earnings per share and make future sales of the Company’s equity securities more difficult

Endeavour may sell or issue additional equity or equity-linked securities in offerings to finance the Company’s operations, exploration, development, acquisitions or other projects. Endeavour cannot predict the size of future sales and issuances of equity or equity-linked securities or the effect, if any, that future sales and issuances of equity or equity-linked securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity or equity-linked securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities (or the conversion or exercise of equity-linked securities), investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate.

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

The market prices for the securities of mining companies, including the Company’s, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Company’s business, certain factors such as the Company’s announcements and the public’s reaction to such announcements, the Company’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of the Company’s resources, government regulations, changes in earnings estimates or recommendations by research analysts who track the Company’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of Endeavour’s prospects could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of the Company’s securities, including the price of the Common Shares, regardless of the Company’s results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of Endeavour’s management’s attention and resources.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other public listing exchange.

The Company does not intend to pay dividends in the foreseeable future

The Company has never declared or paid any dividends on the Common Shares. Endeavour intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of Endeavour and will depend upon, among other things, conditions then existing including the Company’s earnings, financial condition, cash on hand, financial requirements to fund the Company’s exploration activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

A Positive Return on any Securities is not Guaranteed

There is no guarantee that the Offered Shares will earn any positive return in the short term or long term. A holding of Offered Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Offered Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a purchaser of Offered Shares pursuant to the Offering. This summary is applicable only to a purchaser who is a beneficial owner of the Offered Shares and who, for purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and each Underwriter, (ii) is not affiliated with the Company or any Underwriter, and (iii) who will acquire and hold such Offered Shares as capital property (each, a “Holder”). An Offered Share will generally be considered to be capital property to a Holder unless the Holder holds (or will hold) such share in the course of carrying on a business of trading or dealing in securities or has acquired (or will acquire) such share in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of the “mark-to-market rules” in the Tax Act; (b) an interest in which is a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has made a “functional currency” election under the Tax Act to determine its “Canadian tax results”, as defined in the Tax Act, in a currency other than the Canadian currency; (e) who enters into, or has entered into, a “derivative forward agreement” or “synthetic disposition arrangement” as those terms are defined in the Tax Act, with respect to an Offered Share; (f) that receives dividends on Offered Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (g) that is a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada; (h) that is exempt from tax under Part I of the Tax Act; or (i) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder to which this summary does not apply should consult its own tax advisor. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition or holding of Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is of a general nature only, and is based upon the current provisions of the Tax Act in force as of the date hereof, specific proposals to amend the Tax Act which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to the acquisition, holding and disposition of Offered Shares based on their own particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares, including dividends, adjusted cost base and proceeds of dispositions, must be determined in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian currency using the appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in this regard.

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election pursuant to subsection 39(4) of the Tax Act to deem their Offered Shares, and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, to be capital property. Such Resident Holders should consult their own tax advisors with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable having regard to their own particular circumstances.

Taxation of Dividends

Dividends (including deemed dividends) received on Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder who is an individual (including certain trusts), dividends will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable under the Tax Act to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) properly designated as such by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

Dividends (including deemed dividends) received on Offered Shares by a Resident Holder that is a corporation will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act may deem a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay additional tax, under Part IV of the Tax Act on dividends received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. Such additional tax may be refundable in certain circumstances.

Disposition of Offered Shares

A Resident Holder who disposes of or is deemed to have disposed of an Offered Share (except to the Company, unless purchased by the Company in the open market in the manner in which shares would normally be purchased by any member of the public in an open market, or in a tax-deferred transaction) will generally realize a capital gain (or incur a capital loss) in the year of disposition equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of: (i) the adjusted cost base of such Offered Share immediately before the disposition and (ii) any reasonable expenses incurred for the purpose of making the disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

The adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Common Shares held by such Resident Holder as capital property immediately prior to such acquisition for the purposes of determining the Resident Holder’s adjusted cost base of each Common Share.

Taxation of Capital Gains and Capital Losses

Subject to the Capital Gains Tax Proposals (as defined below), generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs and one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years (but not against other income), in the circumstances and to the extent provided in the Tax Act (as proposed to be amended by the Capital Gains Tax Proposals).

For capital gains and capital losses realized on or after June 25, 2024, under the Tax Proposals released on August 12, 2024 and September 23, 2024 (collectively, the “Capital Gains Tax Proposals”), and subject to certain transitional rules discussed below, generally, a Resident Holder is required to include in computing its income for a taxation year two-thirds of the amount of any such capital gain realized in the year, and is required to deduct two-thirds of the amount of any such capital loss sustained in a taxation year from taxable capital gains realized in the year by such Resident Holder. However, under the Capital Gains Tax Proposals, a Resident Holder that is an individual (excluding most types of trusts) is effectively required to include in income only one-half of net capital gains realized (including net capital gains realized indirectly through a trust or partnership) in a taxation year up to a maximum of C$250,000, with the two-thirds inclusion rate applying to the portion of net capital gains realized in the year (and on or after June 25, 2024) that exceed C$250,000.

Under the Capital Gains Tax Proposals, two different inclusion and deduction rates (or a blended rate) would apply for taxation years that begin before and end on or after June 25, 2024 (the “Transitional Year”). As a result, for its Transitional Year, a Resident Holder would be required to separately identify capital gains and capital losses realized before June 25, 2024 (“Period 1”) and those realized on or after June 25, 2024 (“Period 2”). Capital gains and capital losses from the same period would first be netted against each other. A net capital gain (or net capital loss) would arise if capital gains (or capital losses) from one period exceed capital losses (or capital gains) from that same period. A Resident Holder would effectively be subject to the higher inclusion and deduction rate of two-thirds in respect of its net capital gains (or net capital losses) arising in Period 2, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 1. Conversely, a Resident Holder would effectively be subject to the lower inclusion and deduction rate of one-half in respect of its net capital gains (or net capital losses) arising in Period 1, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 2.

The annual C$250,000 threshold for a Resident Holder that is an individual (other than most types of trusts) would be fully available in 2024 without proration and would apply only in respect of net capital gains realized in Period 2 less any net capital loss from Period 1. Certain other limitations to the C$250,000 threshold may apply.

The Capital Gains Tax Proposals also contemplate adjustments of carried forward or carried back allowable capital losses to account for changes in the relevant inclusion and deduction rates.

The foregoing summary only generally describes the considerations applicable under the Capital Gains Tax Proposals, and is not an exhaustive summary of the considerations that could arise in respect of the Capital Gains Tax Proposals. Furthermore, the Capital Gains Tax Proposals could be subject to further changes. Resident Holders should consult their own tax advisors with regard to the Capital Gains Tax Proposals.

The amount of any capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on such share. Similar rules may apply where a Resident Holder that is a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or that is at any time in its taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include amounts in respect of (i) dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income, and (ii) taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Recent amendments to the Tax Act enacted on June 20, 2024 may affect the liability of a Resident Holder for alternative minimum tax. Resident Holders who are individuals (including certain trusts) should consult their own tax advisors in this regard.

Non-Residents of Canada

This portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a “Non-Resident Holder”). Special considerations, which are not discussed in the summary, may apply to a Non-Resident Holder that is an insurer that carries on business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisers.

Taxation of Dividends Received by Non-Resident Holders

Dividends paid or credited, or deemed to be paid or credited, on Offered Shares to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, although such rate may be reduced under the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. In the case of a Non-Resident Holder who is a resident of the United States and fully entitled to benefits under the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Convention”), the rate of withholding tax on dividends beneficially owned by such Non-Resident Holder will generally be reduced to 15% (or 5% in the case of such a Non-Resident Holder that is a corporation which owns at least 10% of the Company’s voting shares). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada-U.S. Tax Convention), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors in this regard.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act at the time of disposition, and the gain is not exempt from tax pursuant to the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident (including as a result of the application of the MLI).

Generally, provided the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act, which currently includes the TSX and the NYSE, at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, or (iii) partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length held a membership interest, directly or indirectly through one or more partnerships, owned 25% or more of any class or series of shares of the Company; and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or any option in respect of, or interest in, or for civil law a right in, such properties whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Even if an Offered Share is or is deemed to be taxable Canadian property to a Non-Resident Holder at the time of disposition, any capital gain realized upon the disposition or deemed disposition of such Offered Share may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. If a Non-Resident Holder to whom Offered Shares are taxable Canadian property is not exempt from tax under the Tax Act by virtue of an income tax convention, the consequences described under “Residents of Canada –

Disposition of Offered Shares” and “Residents of Canada – Taxation of Capital Gains and Capital Losses” will generally apply.

Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Shares acquired pursuant to this Offering that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Offering. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Offering.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders thereof); (k) are U.S. expatriates or former long-term residents of the United States; (l) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (m) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Offered Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax (currently at the rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Interests of Experts

Other than in respect of Mr. Mah and Mr. Gray, information regarding certain experts contained under “Interests of Experts” in the AIF remains current to the date hereof. As of the date hereof, Mr. Mah holds, directly or indirectly, options to acquire 192,400 Common Shares of the Company and 123,000 performance share units (each convertible into Common Shares of the Company). Mr. Gray holds, directly or indirectly, options to acquire 313,800 Common Shares of the Company and 246,000 performance share units (each convertible into Common Shares of the Company).

Material Contracts

Except for those material contracts that have been entered into in the ordinary course of business, the Underwriting Agreement in respect of the Offering is the only contract material to the Company that has been entered into since the AIF.

Legal Matters

Certain legal matters relating to the Offering will be passed upon by Koffman Kalef LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to United States legal matters, on behalf of the Company and Blake, Cassels & Graydon LLP, as to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, as to United States legal matters, on behalf of the Underwriters.

Koffman Kalef LLP has provided the opinion under “Eligibility for Investment”. As at the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of Koffman Kalef LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares. Bernard Poznanski, whose law corporation is a partner of Koffman Kalef LLP, is the Corporate Secretary of the Company.

Auditor, Transfer Agent and Registrar

The auditor of the Company is KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. KPMG LLP has reported to the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

Where You Can Find Additional Information

The Company has filed with the SEC the Registration Statement on Form F-10 relating to certain of its securities, including the Common Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read and download some of the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR+ website at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 16, 2023

ENDEAVOUR SILVER CORP.

Common Shares

Warrants

Subscription Receipts

Debt Securities

Units

Endeavour Silver Corp. (the “Company” or “Endeavour”) may offer and issue from time to time common shares of the Company (“Common Shares”), warrants (“Warrants”) to purchase Common Shares or other Securities (as defined below), subscription receipts (“Subscription Receipts”) which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants of the Company or any combination thereof, debt securities (“Debt Securities”) or units (“Units”) consisting of two or more of the foregoing (all of the foregoing, collectively, the “Securities” and individually, a “Security”) or any combination thereof during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”) to this Prospectus. Securities may be also offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, that some or all of the experts named in the registration statement of which this Prospectus forms a part are not residents of the United States, and that a substantial portion of the assets of the Company and said officers, directors and experts are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” (each an “ATM Distribution”) as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. In connection with any offering of Securities, subject to applicable laws and other than an ATM Distribution, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

This Prospectus may qualify an ATM Distribution. No underwriter of an ATM Distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities. See “Plan of Distribution”.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms, (iv) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the terms of the component Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate), SOFR (the Secured Overnight Finance Rate), EURIBOR (the Euro Interbank Offered Rate) or a U.S. federal funds rate.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Reliance on Exemptions for Well-Known Seasoned Issuers”. All information permitted under applicable laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will, except in respect of any sales pursuant to an ATM Distribution as contemplated by NI 44-102, be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement or Prospectus Supplements with the SEC. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus. This Prospectus may not be used to offer or sell Securities without the Prospectus Supplement which includes a description of the method and terms of that offering.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares of the Company are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”. On June 15, 2023, the closing price of the Common Shares on the TSX was $ 3.91 per share and the closing price of the Common Shares on the NYSE was U.S.$ 2.96 per share. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of the Company will not be listed on any securities exchange. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should also consult with their own tax advisors with respect to their particular circumstances.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investing in securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such securities. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Koffman Kalef LLP, with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to United States legal matters.

The Company’s head office is located at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4.

Certain directors of the Company and certain “Qualified Persons” for the purposes of NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) reside outside of Canada. The persons named below have appointed the following agent(s) for service of process:

Name of Person or Company	Name and Address of Agent
Directors: Margaret Beck Ricardo M. Campoy Amy Jacobsen Mario Szotlender	Endeavour Silver Corp. 1130-609 Granville Street, Vancouver, British Columbia Canada V7Y 1G5
Qualified Persons: Allan Armitage Richard A. Schwering Humberto F. Preciado Paul Gill Ivancie Kirk Hanson	N/A

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

_____________________________

You should rely only on the information contained in or incorporated by reference in this Prospectus or contained in any applicable Prospectus Supplement in connection with an investment in the Securities. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “we”, “our”, “us”, “Endeavour” or the “Company” refer to Endeavour Silver Corp. and each of its material subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks relating to precious and base metal price fluctuations;
•	fluctuations in the price of consumed commodities;
•	risks relating to fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and United States dollar);
•	the impact of COVID-19 or future pandemics on the Company’s operations;
•	risks relating to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control, and operating or technical difficulties in mineral exploration, development and mining activities;
•	uncertainty in the Company’s ability to fund the development of its mineral properties or the completion of further exploration programs;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s development activities will result in profitable mining operations;
•	risks relating to the adequacy or availability of infrastructure to support current or future mining developments;
•	risks relating to the Company’s reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
•	uncertainty as to the market price of silver or gold;
•	volatility of global financial markets and the Company’s share price;
•	risks relating to changes in governmental regulations, changes to mining, environmental, tax and labour laws, among others, and the availability of licenses and permits and securing and maintaining mineral property concessions;
•	risks relating to our mineral properties being subject to prior unregistered agreements, transfers, indigenous peoples’ claims and other defects in title;
•	risks relating to inadequate insurance or inability to obtain insurance;
•	risks relating to our ability to acquire new projects and to successfully integrate the acquisitions;
•	uncertainty in the Company’s ability to obtain adequate financing for planned mine development and further exploration programs;
•	risks relating to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to the Company operating in foreign jurisdictions, including political, economic, and regulatory instability;
•	risks related to mine closure and reclamation;
•	risks related to the impact of climate change;
•	challenges related to recruiting and retaining qualified personnel;
•	the impact of the conflict in Ukraine and its effects on supply chains;
•	the impact of increased interest rates;
•	risks relating to the Company’s officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	uncertainties relating to our status as a foreign issuer under United States federal securities laws; and
•	risks relating to financial instruments.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements due to a variety of risk, uncertainties and other factors, including, without limitation, those referred to in this Prospectus and any Prospectus Supplement under “ Risk Factors” and elsewhere in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference herein. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Notes to United States Investors

We are permitted under the MJDS to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB, and our interim financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As an issuer that prepares and files its reports with the SEC pursuant to MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this Prospectus concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

Currency Presentation and Exchange Rate Information

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in the Company’s annual information form for the year ended December 31, 2022 (the “AIF”) and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in United States dollars.

The high, low, average and closing exchange rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2022, December 31, 2021 and December 31, 2020, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

High	1.3856	1.2942	1.4496
Low	1.2451	1.2040	1.2718
Average	1.3011	1.2535	1.3415
Closing	1.3544	1.2678	1.2732

On June 15, 2023, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$ 1.3252 (Cdn.$ 1.00 = U.S.$ 0.7546).

The Company

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico, Chile and the USA. The Company has two producing silver-gold mines in Mexico: the Guanaceví Mine in Durango acquired in 2004 and the Bolañitos Mine in Guanajuato acquired in 2007. In addition to operating these two mines, the Company is advancing one development and two exploration projects in Mexico: the Terronera property in Jalisco acquired in 2010 that is now in the development stage, the prospective Pitarrilla property in Durango acquired in 2022 and the Parral properties in Chihuahua acquired in 2016.

The Company has two exploration projects in northern Chile that have been advanced over the past several years; the Aida project (silver) and the Paloma project (gold).

In 2021, the Company acquired the Bruner Property, located in Nye County, Nevada, USA which is an exploration project that includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Company’s AIF and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

Recent Developments

Terronera Project

On May 31, 2023, the Company filed an amended and restate technical report titled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico – Amended” dated May 15, 2023 with an effective date of September 9, 2021 (the “2023 Terronera Technical Report”). The 2023 Terronera Technical Report supersedes the Company’s previous technical report, as further described in the AIF, titled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico” dated October 21, 2021 with an effective date of September 9, 2021.

Updated Development Plans and Initial Capital Costs

Since the Company filed the 2023 Terronera Technical Report the Company has further evaluated various operating scenarios, cost-benefit initiatives and technologies to optimize the Terronera Project’s operating flexibility and economics. The Company has approved the construction of an optimized Terronera Project scenario, consisting of a process plant with 2,000 tonne per day (tpd) capacity and an initial capital expenditure cost of U.S.$230 million, partially offset by a decrease in sustaining capital to U.S.$88.3 million over the life of the mine. The Company expects a 21-month construction period, including 3 to 6 months ramp up to full production with initial production expected in the fourth quarter of 2024.

The revised metrics for the 2,000 tpd plant as compared to the 1,700 tpd plant contained in the 2023 Terronera Technical Report are set out in the following table. The Company does not consider these changes to be material. References in “$” in the following table are to U.S.$.

2023 Revised 2,000 TPD Plant Compared to 2021 FS	Internal – FS Change
	2023	2021	% Change
Silver Price	$20.00	$20.00	0%
Gold Price	$1,575	$1,575	0%
Silver: Gold Ratio	79	79	0%
Operating Statistics
LOM Tonnes Processed LOM (thousands)	7,382	7,380	0%
Life of Mine (Years)	10.0	12.0	(17%)
Average silver grade (g/t)	196	197	(1%)
Average gold grade (g/t)	2.13	2.25	(5%)
Silver equivalent grade (g/t)(1)	364	374	(3%)
Average silver recovery	89.5%	87.7%	2%
Average gold recovery	78.7%	76.3%	2%
LOM payable Ag ounces produced (millions)	39.9	39.3	0%
LOM payable Au ounces produced (thousands)	384	393	(2%)
LOM payable Ag Eq ounces produced (millions)	69.7	70.3	(1%)
Avg annual payable Ag ounces produced (millions)	4.0	3.3	20%
Avg annual payable Au ounces produced (thousands)	38	33	17%
Avg annual payable Ag Eq ounces produced (millions)	7.0	5.9	18%
Capital Expenditure Statistics
Initial Capital Expenditure (millions)	$230.4	$175.0	32%
Process Capacity (tonnes per day)	1,990	1,700	17%
LOM Sustaining Capital	$88.3	$105.6	(16%)
Total LOM Project Capital	$318.7	$280.6	14%
Operating Cost Metrics (in U.S.$)
LOM Gross Revenue (millions)	1,403.2	1,406.2	0%
LOM Gross COS (millions)	596.4	642.5	(7%)
LOM EBITDA (millions)(2)	806.9	756.6	7%
After Tax LOM Free Cash Flow (millions)(2)	316.9	311.4	2%
Cash costs by Product (per silver ounce)(2)	(0.20)	0.59	(134%)
All in sustaining (per silver ounce)(2)	2.15	3.24	(34%)
Cash costs by Silver Equivalent (per silver ounce)(2)	8.50	9.14	(7%)
All in sustaining Silver equivalents (per silver ounce)(2)	9.84	10.62	(7%)
Total Direct Production Costs (per Tonne)	80.43	87.06	(8%)
Mining Costs (per tonne)	29.26	30.96	(7%)
Processing Costs (per tonne)	23.38	25.47	(8%)
General and Administrative (per tonne)	9.32	10.90	(14%)
Treatment & Refining Charges (per tonne)	14.36	15.26	(6%)
Royalty Costs (per tonne)	4.47	4.46	0%

(1)	Silver equivalent grade is calculated using a 79:1 silver:gold ratio.
(2)	Non-IFRS measures - For a detailed description of each of the non-IFRS measures used in this Prospectus, refer to the “Non-IFRS Measures” section in the Company’s Interim MD&A (as defined below and incorporated by reference in this Prospectus) on pages 16-21. As these items are forward-looking we do not currently have comparable forward looking IFRS measures to report and therefore no reconciliation of these items is presented. The comparable measures under IFRS for these items would be net earnings, net operating earnings and direct production costs which would be divided by silver ounces produced or silver equivalent ounces produced, respectively. LOM EBITDA represents LOM Net earnings plus LOM Depreciation and LOM Taxes. After Tax LOM Free Cash Flow represents LOM Net operating earnings plus LOM Taxes and LOM Capital Costs. Management believes these non-IFRS measures are important measures of the potential economics of the proposed mine plan and demonstrate potential mine economics with factors like depreciation and taxes which can vary over LOM. The important factors in determining IFRS comparable measures which remain unknown at this time include mining, processing and indirect costs, and mining, processing and indirect labour costs which may require adjustments to IFRS from estimates provided in the Life of Mine (“LOM”).

The scientific and technical information contained in this Updated Development Plans and Initial Capital Costs has been reviewed and approved by Dale Mah, P.Geo., Vice President Corporate Development, and Don Gray, SME-RM., Chief Operating Officer, each a Qualified Person within the meaning of NI 43-101.

Use of Proceeds

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including, without limitation, the following anticipated purposes:

•	to fund the construction and development of the Terronera Mine;

•	advancement of the Pitarrilla property;

•	to assess potential development stage mineral properties for acquisition;

•	to fund the potential acquisition of other development stage mineral properties; and

•	for continued exploration on the Company’s various existing mineral properties.

Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

Consolidated Capitalization

Other than the issuance of 228,900 Common Shares pursuant to the exercise of stock options, there has been no material change in the share and loan capital of the Company, on a consolidated basis, since March 31, 2023 (the period end of the most recent financial statements of the Company filed and incorporated by reference in this Prospectus). As of the date of this Prospectus, there were 191,505,299 Common Shares issued and outstanding, as well as 4,854,508 Common Shares reserved for issuance pursuant to outstanding stock options, deferred share units and performance share units. The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

Earnings Coverage Ratios

If the Company offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

Dividend Policy

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the foreseeable future. The Company’s board of directors may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on the Company’s capital requirements, results of operations and such other factors as the board of directors considers relevant.

Description of Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As at the date of this Prospectus, there are 191,505,299 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Description of Warrants

The following description, together with the additional information the Company may include in any Prospectus Supplements, summarizes the material terms and provisions of the Warrants that the Company may offer under this Prospectus, which may consist of Warrants to purchase Common Shares or other Securities and may be issued in one or more series. Warrants may be offered independently or together with Common Shares or other Securities offered by any Prospectus Supplement, and may be attached to or separate from those Securities. While the terms summarized below will apply generally to any Warrants that the Company may offer under this Prospectus, the Company will describe the particular terms of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants will be issued under and governed by the terms of one or more warrant indentures or agreements (each a “Warrant Indenture”) between the Company and a warrant agent or warrant trustee (a “Warrant Agent”) that the Company will name in the relevant Prospectus Supplement. Each Warrant Agent will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Warrant Indenture describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture. Prospective investors should refer to the Warrant Indenture relating to the specific Warrants being offered for the complete terms of the Warrants. The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares or other Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares or other Securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•	any minimum or maximum number of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Warrants; and

•	and any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares or other Securities issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase the Securities that the Company specifies in the applicable Prospectus Supplement at the exercise price described therein. Unless the Company otherwise specifies in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant Certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Agent in immediately available funds, as provided in the applicable Prospectus Supplement. The Company will set forth on the Warrant Certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Agent.

Upon receipt of the required payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will issue and deliver the Securities purchased on such exercise. If fewer than all of the Warrants represented by the Warrant Certificate are exercised, a new Warrant Certificate will be issued representing the balance of the Warrants. If the Company so indicates in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture will specify that, upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, Warrants exercisable for Common Shares will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidence of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants that are exercisable for Common Shares.

Rescission

The Warrant Indenture will also provide that, if Warrants are offered separately, any misrepresentation in this Prospectus, the Prospectus Supplement under which Warrants are offered separately, or any amendment hereto or thereto, will entitle each initial purchaser of Warrants to a contractual right of rescission following the issuance of the Common Shares or other Securities to such purchaser entitling such purchaser to receive the amount paid for the Warrants upon surrender of the Common Shares or other Securities, provided that such remedy for rescission is exercised in the time stipulated in the Warrant Indenture. This right of rescission does not extend to holders of such separately offered Warrants who acquire such Warrants from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire such Warrants in the United States.

Global Securities

The Company may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture.

The Company may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

Description of Subscription Receipts

The Company may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and, if applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such Subscription Receipts that the Company is offering before the issuance of such Subscription Receipts.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

The Prospectus Supplement relating to any Subscription Receipts the Company offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and NYSE relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Company offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•	the designation, number and terms of the Common Shares, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants or a combination thereof;

•	the procedures for the issuance and delivery of Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g. an amount equal to dividends declared on Common Shares by the Company to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

•	whether the Subscription Receipts will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Anti-Dilution

The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of Common Shares or Warrants underlying the particular Subscription Receipts or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares or Warrants to which the holder of a Common Share or identical Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Company, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Company affect the Common Shares or Warrants, which, in the reasonable opinion of the directors of the Company, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Company may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

Rescission

The Subscription Receipt Agreement will also provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Company may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Description of Debt Securities

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. Debt Securities may be offered separately or in combination with one or more other Securities of the Company. The Debt Securities may be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement of which this Prospectus is a part and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. This section describes the general terms of the Debt Securities. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the title of the Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities;

•	the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities;

•	the terms and conditions under which the Company may be obligated to redeem, repay or purchase Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at its option;

•	the covenants applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

•	whether the Debt Securities will be secured or unsecured;

•	whether the Debt Securities will be issuable in the form of registered global securities and, if so, the identity of the depositary for such registered global securities;

•	the denominations in which Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement. Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment. To the extent any Debt Securities are convertible into Common Shares or other securities, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

Description of Units

The following description, together with the additional information the Company may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that the Company may offer under this Prospectus. While the terms summarized below will apply generally to any Units that the Company may offer under this Prospectus, the Company will describe the particular terms of any issue of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

The Company will also add to disclosure in any subsequent Prospectus Supplement whereby Units are offered the form of any unit agreement (“Unit Agreement”) between the Company and a unit agent (“Unit Agent”) that describes the terms and conditions of the issue of Units being offered, and any supplemental agreements. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of any Unit Agreement and any supplemental agreements applicable to a particular issue of Units. The Company urges you to read the applicable Prospectus Supplements relating to the particular issue of Units that the Company sells under this Prospectus, as well as any Unit Agreement and any supplemental agreements that contain the terms of the Units. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that the Company files with the SEC, any Unit Agreement describing the terms and conditions of such Units that the Company is offering before the issuance of such Units.

General

The Company may issue Units comprising two or more of Common Shares, Warrants or Debt Securities, in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. The holder of a Unit will accordingly have the rights and obligations of a holder of each included Security. Any Unit Agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The Company will describe in the applicable Prospectus Supplement the terms of the issue of Units, including: the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately; any provisions of any governing Unit Agreement that differ from those described below; and any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units. The provisions described in this section, as well as those described under “ Description of Common Shares”, “ Description of Warrants” and “ Description of Debt Securities” will apply to each Unit and to any Common Share, Warrant or Debt Security included in each Unit, respectively.

Issuance in Series

The Company may issue Units in such amounts and in such series as the Company may determine.

Enforceability of Rights by Holders of Units

Each Unit Agent will act solely as the Company’s agent under any applicable Unit Agreement and will not assume any obligation or relationship of agency or trust with any holder of any Unit. A single trust company may act as a Unit Agent for more than one series of Units. A Unit Agent will have no duty or responsibility in case of any default by the Company under any applicable Unit Agreement or Unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon the Company. Any holder of a Unit may, without the consent of any related Unit Agent or the holder of any other Unit, enforce by appropriate legal action its rights as holder under any security included in the Unit. The Company, any Unit Agents, and any of the Company’s or their agents may treat the registered holder of any Unit certificate as an absolute owner of the Units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the Units so requested, despite any notice to the contrary.

Denominations, Registration and Transfer

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry-only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant

Plan of Distribution

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents with whom the Company enters into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter involved in an ATM Distribution, no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot securities in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Securities in connection with an ATM Distribution including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time and without notice. No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

Prior Sales

A description of prior sales of the Securities will be provided as required in each Prospectus Supplement to this Prospectus.

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

Certain Income Tax Considerations

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

REliance on Exemptions for Well-known Seasoned Issuers

The securities regulatory authorities in each of the provinces of Canada have adopted substantively harmonized blanket orders, including British Columbia Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce the regulatory burden for certain large, established reporting issuers with strong disclosure records. This Prospectus has been filed by the Company in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers” or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

Legal Matters

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Koffman Kalef LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters.

In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

Interest of Experts

Allan Armitage, Ph.D., P. Geo., is the author of the technical report titled “Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico” dated March 15, 2023 with an effective date of October 6, 2022.

Dale Mah, P. Geo.; Richard A. Schwering, P.G., SME-RM; and Donald P. Gray, P.E., SME-RM, prepared the technical reports titled “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico” dated December 14, 2022 with an effective date of November 9, 2022 and “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” dated December 14, 2022 with an effective date of November 5, 2022.

Henry Kim, P. Geo.; William Bagnell, P.Eng.; James Tod, P.Eng.; Alan Drake, P.L. Eng.; Kirk Hanson, P.E.; Paul Ivancie, P.G.; Dale Mah, P. Geo.; and Humberto Preciado, P.E., prepared the 2023 Terronera Technical Report.

To the best of the Company’s knowledge, other than Mr. Mah and Mr. Gray, the other experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest. As of the date of this Prospectus, Mr. Mah holds, options to acquire 194,200 common shares of the Company and 78,000 performance share units (each convertible into common shares of the Company), and Mr. Gray holds options to acquire 393,000 common shares of the Company and 174,000 performance share units (each convertible into common shares of the Company).

KPMG LLP is the auditor of the Company and has confirmed with respect to the Company that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations under all relevant United States professional and regulatory standards.

Risk Factors

Investing in securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Risks related to the Offering and certain risks related to the Company are set out below. The risks set out below are not the only risks that the Company faces. Investors should also carefully consider the information included or incorporated herein by reference in this Prospectus and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities. There are various risks, including those discussed in the Company’s AIF and MD&A (as defined below under “Documents Incorporated by Reference”), which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also materially and adversely affect its business. In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

Risks Related to the Offering

Market price of Common Shares

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NYSE or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Common Shares that become listed and posted for trading on a stock exchange will trade.

Absence of a public market for some of the Securities

There is no public market for the Debt Securities, Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Debt Securities, Warrants, Subscription Receipts or Units on any securities exchanges. If the Debt Securities, Warrants, Subscription Receipts or Units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities, Warrants, Subscription Receipts or Units, or that a trading market for these Securities will develop at all.

Future sales or issuance of debt or equity Securities

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

Discretion over Use of Proceeds

The Company intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement. However, the Company will have broad discretion over the use of the net proceeds from an offering by the Company of the Securities. There can be no assurance as to how the net proceeds received from any offering will be allocated, in particular, if the Company determines to revise its business plan and growth strategy. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Securities, including the market value of the Common Shares, or which may result in losses.

Liquidity

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Unsecured Debt Securities

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The results of the Company’s operations and its ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable Prospectus Supplement, the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any Debt Securities or to make any funds available for payment on Debt Securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable Prospectus Supplement, the indenture governing the Company’s Debt Securities is not expected to limit the Company’s ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable Prospectus Supplement, such indebtedness of the Company’s subsidiaries would be structurally senior to the Debt Securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any Debt Securities.

Effect of changes in Interest Rates on Debt Securities

Prevailing interest rates will affect the market price or value of any Debt Securities. The market price or value of any Debt Securities may decline as prevailing interest rates rise for comparable debt instruments, or increase as prevailing interest rates for comparable debt instruments decline.

Effect of Fluctuations in Foreign Currency Markets on Debt Securities

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

Risks Related to the Company

Government Regulation

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. The activities of the Company require licenses and permits from various governmental authorities. There is no assurance that future changes in such regulation or licensing, if any, will not adversely affect the Company’s operations.

Recent changes to mining laws in Mexico may affect the Company’s ability to renew its concessions, explore and obtain new concessions, obtain permits to conduct mining operations or pledge its concessions as security for loan facilities to develop its mineral projects. These changes may have a material adverse effect on the Company’s planned operations and development of its projects in Mexico and future exploration in Mexico.

Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5, telephone: (604) 685-9775. These documents are also available through the internet on SEDAR (www.sedar.com) and on EDGAR (accessed at www.sec.gov).

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company dated March 29, 2023 for the year ended December 31, 2022 (the “AIF”), filed March 30, 2023;

2.	the audited annual consolidated financial statements of the Company for the years ended December 31, 2022 and December 31, 2021 and the reports of the independent registered public accounting firm dated February 28, 2023 thereon, filed March 2, 2023;

3.	the management’s discussion and analysis of the Company for the year ended December 31, 2022, filed March 2, 2023 (the “Annual MD&A”);

4.	the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023 and 2022, filed on May 10, 2023;

5.	the management’s discussion and analysis of the Company for the three months ended March 31, 2023, filed on May 10, 2023 (the “Interim MD&A” and collectively with the Annual MD&A, the “MD&A”);

6.	material change report dated and filed June 6, 2023 with respect to the filing of the 2023 Terronera Technical Report, including the summary from the 2023 Terronera Technical Report and incorporating the detailed disclosure in the 2023 Terronera Technical Report into the material change report by;

7.	the information circular dated April 4, 2023 with respect to the Company’s annual general meeting of shareholders to be held on May 23, 2023, filed April 12, 2023.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the U.S. Exchange Act, after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Documents Filed as Part of the Registration Statement

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Company’s auditor and technical report authors; (iii) the powers of attorney from the directors and certain officers of the Company; and (iv) the form of indenture for Debt Securities. A copy of the form of debt or warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

Additional Information

The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the registration statement, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor a part of this Prospectus.

Enforceability of Civil Liabilities AGAINST NON-u.s. PERSONS

The Company is a corporation existing under the Business Corporations Act (British Columbia). Most of the Company’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws. A final and conclusive in personam judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in British Columbia; however, a British Columbia court will enforce any such judgment only if several conditions are met. Those conditions include, among other things: (a) the British Columbia court has territorial competence and does not decline to exercise that territorial competence or, if it lacks territorial competence, exercises its discretion to hear the action; (b) the United States court in which the judgment was obtained had jurisdiction as recognized by the British Columbia court, (c) the judgment is not void or voidable under the laws of the United States court and was not obtained by fraud or in a manner contrary to the rules of natural justice; (d) if obtained by default, there is no manifest error on the face of the judgment; (e) the enforcement of the judgment is not contrary to public policy and does not constitute, directly or indirectly, the enforcement of laws characterized by a British Columbia court as being a revenue, expropriatory, penal or similar law; and (f) the action to enforce the judgment is commenced and maintained in accordance with the procedural requirements of, and within the applicable limitation periods under, British Columbia law. Furthermore, the British Columbia court may stay or decline to hear the action to enforce a judgment of a United States court pending an appeal or if there is any subsisting judgment in any jurisdiction relating to the same cause of action. The enforceability of a judgment of a foreign court is subject to, among other things, applicable bankruptcy, insolvency, moratorium, arrangement, winding-up and other similar laws generally affecting the enforcement of rights of creditors and the general principles of equity. However, there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.